LEGEND MINING INC.
2-46 DeZhennan Rd., Suite 403
Yuesiu District, Guangzhou
Guangdong Province, China

April 29, 2010

United States Security
and Exchange Commission
Attn: Division of Corporation Finance
100 F Street, North East
Washington, DC 20549

Subject:  Legend Mining Inc., File # 333-152830

Dear Sir or Madam:

I am the Legal Counsel of Legend Mining, Inc., a Nevada corporation. I respectfully request that the Commission accelerate the effective date of our Legend Mining Inc.’s Registration Statement on Form S-1 Amendment No. 2 thereto to May 4, 2010 at 9:00 am Eastern Standard Time, or soon thereafter as practicable. Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

1.	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission if any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, I can be contacted at (949) 660-9700 or fax any response to (949) 660-9010.

Sincerely;

/s/ Thomas E. Stepp, Jr.
Thomas E. Stepp, Jr.,
Legend Mining Inc.